Exhibit 99.2
Investor Presentation OCTOBER 2023

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the business combination transaction (the “Business Combination”) among NetDragon Websoft Holdings, Promethean and Gravitas Education Holding, Inc. (“GEHI”), including the prospective date of completion thereof, the proposed business and business model of the combined company, Mynd.ai (the “Company”), after giving effect to the Business Combination, the markets and industry in which the Company intends to operate, anticipated industry growth rates, the expected market position and product offerings of the Company, the prospective valuation of the Company and the results of the integration of the Company’s businesses after the consummation of the Business Combination. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “would,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management’s belief or interpretation of information currently available or management’s current expectations with respect to future events and are based on assumptions that are subject to change at any time. Forward-looking statements involve inherent risks and uncertainties and given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: any delay in the consummation of the Business Combination; the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies and ability to build long-term relationships with schools and other key market participants; the Company’s future business development, results of operations and financial condition; trends and competition in the early childhood education markets in which the Company intends to operate; changes in its revenues and certain cost or expense items; the expected growth of the early childhood education market in the Company’s targeted addressable markets; governmental policies relating to the Company’s industry, including government funding of education opportunities, and general economic conditions in the markets in which the Company intends to operate. Further information regarding these and other risks is included in GEHI’s filings with the U.S. Securities and Exchange Commission (“SEC”) and is expected to be included in the Company’s filings with the SEC after giving effect to the Business Combination. All information provided in this presentation is as of the date of this presentation, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Safe Harbor / Forward-Looking Statements 2

Pro Forma Information This presentation contains unaudited pro forma condensed combined statement of operations data for the Company for the year ended December 31, 2022 and unaudited pro forma condensed combined balance sheet data for the Company as of December 31, 2022 (the “Pro Forma Information”), which presents the combined financial information of the Company after giving pro forma effect to the Business Combination and related transactions (the “Transactions”) as if the Business Combination had occurred on January 1, 2022 for the pro forma statement of operations data and December 31, 2022 for the balance sheet data, respectively. The Pro Forma Information has been presented for illustrative purposes only and does not necessarily reflect what the Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. Further, the Pro Forma Information also may not be useful in predicting the actual future financial condition and results of operations of the Company, which may differ significantly from the Pro Forma Information due to a variety of factors, including higher revenues in the 2022 fiscal year due to continued release of COVID funding which may not be available in later periods. The unaudited pro forma transaction accounting adjustments used to prepare the Pro Forma Information represent management’s estimates based on information available as of the date of the Pro Forma Information and are subject to change as additional information becomes available and analyses are performed. For more information on the Pro Forma Information included in this presentation, including its basis of preparation and certain related notes, adjustments and assumptions, see the proxy statement filed with the SEC on July 31, 2023 by GEHI in connection with the Transactions. No representations or warranties No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will the Company or any of its subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources, as well as from research reports prepared for other purposes that the Company believes are reasonable. The Company has not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness, and this data is subject to change. This presentation does not purport to be exhaustive or contain all the information to make a full analysis of the Company’s business. No offer or solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. 3

Table of Contents What is mynd.ai? Investment Highlights Well-Positioned to Unlock Value mynd.ai At-a-Glance Executive Leadership Team Pro Forma Financials The Competitive and Market Landscape Strong Ed-Tech Fundamentals The Future of Education Why invest? A Compelling Investment 4

mynd.ai

What is mynd.ai?

mynd.ai = the platform, not the provider

Our goal is to become the unified platform for digital content in K-12 classrooms, empowering teachers with seamless connectivity so they can focus on what they do best: inspiring young minds.

How?

- Agnostic hardware that integrates across technology providers to give teachers quick and simple access to the technology they find most important
- Explain Everything platform helps teachers everywhere create engaging, customizable lessons with interactive presentations, video tutorials and assignments
- Everything you need in one place with Explain Everything at the center of lesson creation and delivery, providing integrated solutions to help teachers augment their lessons in real time
- Addition of AI tools to reduce the time spent by teachers finding content, creating lessons, and conducting assessments
- The classroom is here to stay, but from now on, there will always be tech at the front of the room. mynd.ai aims to be the tech platform of choice.


ONLINE
LESSONS

5

Promethean, the global provider of large-scale interactive displays for classroom and workplace use, is being spun off into an independent entity by its owner, Hong Kong-listed NetDragon (HKG:0777). Promethean will merge with the Singapore-based business of Gravitas Education Holdings, Inc., a leading early childhood education service provider in China listed on the NYSE under the symbol "GEHI." The new combined company will be renamed mynd.ai and publicly traded in the United States with a new ticker symbol, “MYND.” The Genesis of mynd.ai 6

Investment Highlights Robust cash reserves of ~$80M Strong opportunity for top-line growth in market with stable funding from local, state, and federal sources used to advance quality of education Growing and evolving SaaS business Leading position with installed hardware base and extensive data to enhance penetration North America revenue (70%) positions for high attach of SaaS business, with additional international growth potential Anticipated vigorous M&A pipeline & accelerated organic growth through new product offerings 7

mynd.ai

Well-Positioned to Unlock Value

Transaction Summary



NetDragon Websoft Holdings (HKSE: 0777.HK)
Gravitas Education Holdings, Inc. (NYSE: GEHI)
Carve-out
Divestiture of the PRC business
Merged at $750M valuation
Promethean
Singapore biz
Merged at $50M valuation
$65M Convertible debt
Publicly listed post-merger entity (to be renamed mynd.ai)
Merged at $800M valuation

At Completion (Q4 expected)



NetDragon Websoft Holdings (HKSE: 0777.HK)
72.9% shareholding*
Publicly listed post-merger entity
mynd.ai

Transaction Overview

NetDragon will merge its core overseas education business ("NetDragon Education Business") with Gravitas Education Holdings (NYSE: GEHI) at a valuation of $750 million for the NetDragon Education Business and $800 million for the merged entity.

The merged entity will be renamed mynd.ai at closing of the transaction to reflect the new brand and direction of the company to pursue the transformation of education with AI.

Expected closing of the transaction is Q4 2023.

* % of issued share capital

* Percentage assumes existing shareholder pool does not elect cash alternative upon NetDragon distribution of the dividend in specie

8

mynd.ai

mynd.ai At-a-Glance

Market share leader with ~30% of current market

Employees:
Promethean - ~650
GEHI Singapore - ~750

Seattle-based

Operating in 100+ countries

Existing install base of over 1 million classrooms worldwide

Over 4,000 resellers/channel partners in our worldwide network

9

Vin Riera Chief Executive Officer Allyson Krause Chief General Counsel Arthur Giterman Chief Financial Officer Lance Solomon Chief Product Officer Matt Cole Chief Revenue Officer Ronan O’Loan Chief People Officer Paul Heffernan Executive Vice President, Operations For bios, Click here Executive Leadership Team 10

Based on pro forma income statements for the combined components of mynd.ai for the 12 months ending December 31, 2022*: Pro Forma Financials: Income and Expenses $615.4M $145.4M 23.6% $128.2M $41.5M Annual Revenue Gross Profit Gross Margin SG&A Expenses R&D Expense of revenue *The Pro Forma Information presented above may not be useful in predicting the actual future financial condition and results of operations of the Company, which may differ significantly from the Pro Forma Information due to a variety of factors, including elevated revenues in the 2022 fiscal year due to continued release of COVID funding to state and local education authorities which may not be available in later periods. For more information, see "Pro Forma Information" on page 3. 11

Pro Forma Balance Sheet Based on pro forma balance sheet for mynd.ai as of December 31, 2022*: $101.1M $304.9M $464.2M Cash Total Current Assets Total Assets $232.6M $313.3M $150.9M Total Current Liabilities Total Liabilities Total Shareholders’ Equity *Pro Forma financial information is presented for illustrative purposes only and may not be useful for predicting the future financial condition and results of operation of mynd.ai. The actual financial position and results of operations of mynd.ai may differ significantly from the indicated pro forma amounts due to a variety of factors. For more information, see "Pro Forma Information" on page 3. 12

• Major players in the current hardware space • Industry growth rates (hardware/software/service) • Competitors in the software space • Broader classroom competitors • Potential entrants/threats The Competitive Landscape 13

Our Competitive Advantage Promethean is the global #1 market leader in K-12 classroom interactive display* Deep understanding of global market intricacies Seamless integration of software & hardware for K-12 education Displays designed by teachers, for teachers IT admins trust the product Stable market with room for tremendous growth Over 4,000 resellers/channel partners in our worldwide network * #1 market share by K-12 classroom interactive display sales volume for global (excl. China) market, according to Futuresource Consulting <Quarter 4 2022 World Interactive Displays> report, Mar 2023 14

mynd.ai

Long Growth Runway

Current penetration of 1 million classrooms:

- Solid relationships with teachers and IT professionals
- Entrenched relationships
- Ability to become the pipeline for software

Significant market opportunity with remaining 42 million classrooms globally


42M
Total Global Classrooms
~30M
classrooms
Addressable Market*
1M
mynd.ai

* Market share and penetration numbers based on Futuresource Consulting <Quarter 4 2022 World Interactive Displays> report, Mar 2023

*Total addressable market does not include China and India.

15

Global K-12 Classroom Penetration of Interactive Displays Global Market Leader* in a US$47B+ immediate addressable market ~ 76% un-penetrated ~$2,000 ASP** of Interactive Classroom Displays per Classroom * Market share and penetration numbers based on Futuresource Consulting <Quarter 4 2022 World Interactive Displays> report, Mar 2023 ** ASP is for illustrative purpose only (Our ASP for the newest model ActivPanel 9 in 2022 was US$ 2,229) 3.4 1.6 1.5 6.0 17.0 InteractiveWhiteboards Whitespace US Indonesia Brazil Russia Mexico France Egypt Germany Japan UK ROW # of Classrooms (M): ~30M global # of classrooms (excl. China and India) Immediate Addressable Market of ~$47B 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% Interactive FlatPanels 16

Strong Ed-Tech Fundamentals MARKET STABILITY K-12 market is not subject to customer / market consolidation providing environment for long-term development. CONSISTENT LEVELS OF FUNDING Local, state, and federal funds that are used to advance quality of education provide greater revenue stability. EXPANSIVE MARKET The global K-12 education market is vast, providing significant revenue potential for technology providers. CONTINUOUS DEMAND Schools constantly seek innovative solutions to enhance learning outcomes, creating a consistent demand for educational technology. LONG-TERM RELATIONSHIPS Building relationships with schools (teachers, administrators and IT) can lead to long-term contracts and strong partnerships. INNOVATION OPPORTUNITIES: The education sector encourages innovation, allowing tech companies to develop cutting-edge products allowing teachers to focus on educating students. 17

mynd.ai

Market-Leading Flagship Products

Strong industry recognition and a sticky user base successfully grew Promethean into the market leader in classroom technology

>1 Million Classrooms** (installed base)

40+ Million Students**

150+ Countries

#1 Market Share*


Engaging lessons. Easy-peasy
Fun activities your students will love
GO TO ACTIVITIES
Symmetrical
Drawings
01:24

Promethean®

Interactive Classroom Technology

- Global #1 Market Leader in K-12 Classroom Interactive Display*
- Hardware + Software integration (display panel + lesson prep & delivery software)
- Enables interactive teaching and collaboration

* #1 market share by K-12 classroom interactive display sales volume for global (excl. China) market, according to Futuresource Consulting <Quarter 4 2022 World Interactive Displays> report, Mar 2023
** Classroom data is based on the above Futuresource report, # of students is estimated according to the average class size for U.S. primary, middle and high schools (24.8 students/class) based on the most recent study by National Center for Education Statistics, the federal institution for all education-related statistics in the U.S.

18

mynd.ai

Market-Leading Flagship Products

Our overall competitive edge positions us to win in the market

	Understanding of Educators' Needs	Sales Network	Complex Implementation Capability	Installed Base	Brand Recognition
 Promethean	**Deep understanding of education** Knowledge gained from serving all major markets for 20 years+	**Leading global sales network** Over 4,000 distributors and resellers, covering 150+ countries	**High** Track record of multiple large school district rollouts and country rollouts	**Largest globally** (excl.-China) Estimated >1M classroom installed base for future replacement sales	**Top interactive front-of-class brand** Market leader for >20 years and #1 in market share (excl. China)
Other Brands	Major players are either not focused on education or entered edtech space only in recent years	Many new entrants are competing on price in setting up their sales network	Mostly Low to Medium with lack of track record	Mostly much smaller	Most other large global brands do not serve K-12 as their primary market

Source NetDragon Investor Presentation: http://file.download.99.com/down/ir_e_20230613.pdf

19

The Future of Education mynd.ai believes the classroom is here to stay, and its hardware-agnostic platform will: • Enable teachers to be the best they can be • Enhance the effectiveness of learning • Become the display of choice in North America and the developed world • Partner with teachers, administrators and parents for the benefit of students – core value of preparing future generations for global success 20

Evolve from being a hardware provider to being a SaaS business, specifically Classroom as a Service (CaaS), built on the foundation of our hardware business: • creating an agnostic platform that hosts a multitude of content providers • delivering a set of complimentary SaaS offerings for a frictionless teaching experience • establishing the company as a unified provider for K - 12 market Simultaneously expand the hardware business into the workplace/corporate market as an additional long -term growth channel. The Evolution of mynd.ai 21

CaaS is the Future • The hardware is a product, not a subscription, which will require a transition to new model in 3-5 years when it naturally ages out • Integrates selected software within the Explain Everything whiteboard platform starting in ~2024 • The platform aggregates content and is an attractive landing for software providers • Teacher support before, during and after class • Integration of AI to assist teachers in reaching students: • predictive resource provisioning for live classrooms • interactive feedback to adjust lessons to student needs in real time • measuring learning outcomes for students • Recording lessons • Integrating features/software from multiple providers 22

Merger transaction entered into at $750-800 million valuation: Attractive Current Valuation Pro forma calculated sales multiple 1.3x; below median multiples and pre-pandemic industry valuations North American penetration presents growth opportunity as the business evolves Competitive advantages, relationships, installed base penetration represent intangibles not fully valued History of internal cash generation to support growth Compelling Long-Term Value 23

Key Milestones Our Catalysts for Success: • Continued growth of hardware revenue currently driving business • Integration of Explain Everything with hardware • Furthering market leadership in hardware + software space • Begin moving toward CaaS vision 24

Why Invest? Robust cash reserves of ~$80M Market with stable funding sources regardless of macroeconomic conditions Leading position with installed hardware base and extensive data to enhance penetration North America revenue (70%) positions for high attach of SaaS business, with additional international growth potential Vigorous M&A pipeline & accelerated organic growth through new product offerings 25